Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax

Robert W. Sweet, Jr. 617 832 1160 direct RWS@foleyhoag.com

July 14, 2014

Via EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Zosano Pharma Corporation
Registration Statement on Form S-1
Filed June 24, 2014
File No. 333-196983

Dear Mr. Riedler:

This letter constitutes supplemental correspondence on behalf of Zosano Pharma Corporation (the “Company”) related to the above-referenced filing (the “Registration Statement”), and supersedes the letter dated July 10, 2014 filed by the Company on July 11, 2014 (Form Type: CORRESP; Accession Number: 0001193125-14-266237). This letter is intended to be responsive to the comments of the Staff set forth in your letter dated July 9, 2014 (the “Comment Letter”).

Set forth below are our responses, on behalf of the Company, to the Comment Letter. For your convenience, we have repeated the Staff’s comments in italic font below, with the headings and numbered paragraphs corresponding to the headings and numbered paragraphs in the Comment Letter.

On behalf of the Company, we respond to the Comment Letter as follows:

Audited Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

1.	Staff Comment: Regarding the line item manufacturing services within operating expenses herein and on page F-30, please tell us what you manufactured and specifically

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Mr. Jeffrey P. Riedler

July 14, 2014

to what earned revenue these services relate. Also, explain to us whether and if so, how these expenses relate to the Company’s research and development activities. Refer to ASC 730.

Response: Regarding the line item “Manufacturing services” within “Operating expenses” on pages F-4 and F-30 of the Registration Statement, the Company advises the Staff that it applied guidance under ASC 730, Research and Development, and concluded that these manufacturing expenses must be expensed when incurred, because future economic benefits from the manufacturing process cannot be measured with a reasonable degree of certainty. In response to the Staff’s comment and to conform with disclosures typical for life sciences companies that engage in research and development activities, the Company will revise the presentation on the face of its consolidated statements of operations to remove the references to “Manufacturing services” and consolidate these expenses in “Research and development” (within “Operating expenses”). This revised presentation will be reflected in a pre-effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement that the Company intends to file in accordance with the Securities Act of 1933, as amended, and will appear as follows:

On page F-4, Consolidated Statements of Operations:

	Year Ended December 31,
	2013	2012
Research and development	7,637	5,399
General and administrative	4,582	3,077

Total operating expenses	12,219	8,476

On page F-30, Condensed Consolidated Statements of Operations:

	Three Months Ended March 31,
	2014	2013
	(unaudited)
Cost of license fees revenue	100	—
Research and development	2,885	1,212
General and administrative	1,184	809

Total operating expenses	4,169	2,021

Additionally, the Company will revise Note 2, under the caption “Research and Development Expenses”, on page F-12 in Amendment No. 1, to fully disclose the nature of these research and development costs, including the amounts in support of the Company’s collaborative development support services, its own research and development activities, and its manufacturing of materials for use in clinical and nonclinical studies. The Company will provide the following new disclosure in Note 2 on page F-12:

“Research and Development Expenses

Mr. Jeffrey P. Riedler

July 14, 2014

Research and development costs are charged to expense as incurred and consist of costs related to (i) servicing the Company’s collaborative development efforts with other pharmaceutical companies, (ii) furthering the Company’s research and development efforts, and (iii) designing and manufacturing the Company’s transdermal microneedle patch and applicator for the Company’s clinical and nonclinical studies. Research and development costs include salaries and related employee benefits, costs associated with clinical trials, nonclinical research and development activities, regulatory activities, costs of active pharmaceutical ingredients and raw materials, research and development related overhead expenses, fees paid to contract research organizations that conduct certain clinical trials on behalf of the Company, and fees paid to contract manufacturing organizations that conduct certain manufacturing activities on behalf of the Company. For the year ended December 31, 2013, the Company incurred research and development costs of approximately $6.5 million in connection with the Company’s research and development efforts and approximately $1.1 million in the manufacturing of the Company’s microneedle patch system for the development of the Company’s product candidates. For the year ended December 31, 2012, the Company incurred research and development costs of approximately $1.9 million in support of the Company’s collaborative development services to Asahi, approximately $2.8 million in connection with the Company’s research and development efforts, and approximately $0.7 million in the manufacturing of the Company’s microneedle patch system for the development of the Company’s product candidates.”

For its interim financial statements disclosure, the Company will add the following disclosure to Note 1, under a new caption “Research and Development Expenses”, on page F-34 in Amendment No. 1:

“Research and Development Expenses

Research and development costs are charged to expense as incurred and consist of costs related to (i) servicing the Company’s collaborative development efforts with other pharmaceutical companies, (ii) furthering the Company’s research and development efforts, and (iii) designing and manufacturing the Company’s transdermal microneedle patch and applicator for the Company’s clinical and nonclinical studies. For the three months ended March 31, 2014, the Company incurred research and development costs of approximately $0.1 million in support of the Company’s collaborative development services to Novo Nordisk A/S, approximately $1.4 million in connection with the Company’s research and development efforts, and approximately $1.4 million in the manufacturing of the Company’s microneedle patch system for the development of the Company’s product candidates. For the three months ended March 31, 2013, the Company incurred research and development costs of approximately $1.1 million in connection with the Company’s research and development efforts and approximately $0.1 million in the manufacturing of the Company’s microneedle patch system for the development of the Company’s product candidates.”

Mr. Jeffrey P. Riedler

July 14, 2014

In addition, the Company will remove the paragraph under the caption “Manufacturing Expenses” on page F-12 in Amendment No. 1 and make conforming changes in the financial statements and related financial tables appearing elsewhere in Amendment No. 1. Please note that this revised financial statement presentation has no impact on the Company’s reported results of operations.

Note 1. Organization

Reverse Merger and Recapitalization, page F-7

2.	Staff Comment: In the first sentence after the table, please clarify the entity to which “Pharma” refers.

Response: In response to the Staff’s comment, the Company will revise the sentence noted, on page F-7 in Amendment No. 1, to clarify that the convertible unsecured promissory notes issued prior to the recapitalization were issued by Opco.

Note 6. Joint Venture, page F-16

3.	Staff Comment: We acknowledge your response to our comments 28 and 29. Given that you recorded the reimbursements from Asahi as a reduction of the Company’s operating expenses, please tell us:

•	why you also reflect these reimbursements as distributions in the table that rolls forward the Company’s investment in the joint venture; and

•	why you also add these distributions to arrive at your equity in the loss of joint venture in the table that reconciles ZP Group LLC’s net loss to the Company’s equity in loss in the joint venture.

Response: The Company advises the Staff that the Company recorded the distributions it received from ZP Group LLC (the joint venture entity) as a reduction to the carrying amount of the Company’s investment in ZP Group LLC, and not as a reduction of operating expense (as mistakenly indicated in the second sentence of the second paragraph of Note 6 on page F-16 of the Registration Statement). The Company therefore will revise the second paragraph of Note 6, on page F-16 in Amendment No. 1, as follows (changes emphasized in this letter in italic font):

“Pursuant to ZP Group LLC’s operating agreement, the Company was entitled to distributions from the joint venture entity (ZP Group LLC). Distributions received by the Company from ZP Group LLC are accounted for as a reduction of the carrying amount of the Company’s investment in joint venture when the payment is received. For the years ended December 31, 2013 and 2012, the Company recorded approximately $2.3 million and $1.5 million, respectively, as reduction to the carrying amount of its investment in joint venture.”

Mr. Jeffrey P. Riedler

July 14, 2014

To provide greater clarity regarding the reconciliation of ZP Group LLC’s net loss to the Company’s equity in loss in ZP Group LLC, the Company will revise the last table on page F-17 in Amendment No. 1, as follows:

	For the Period December 20, 2013		For the Year Ended December 31, 2012
	(in thousands)
	ZP Group LLC	Company’s Equity in Loss of Joint Venture Computation	ZP Group LLC	Company’s Equity in Loss of Joint Venture Computation
Reported net loss of joint venture	$(423)		$(929)
Contractual adjustment for special items solely allocated to the Company*	308	(308)	548	(548)

Adjusted net loss of joint venture to be allocated to members	(115)		(381)
The Company’s share of allocated net loss		(58)		(190)

Equity in loss of joint venture		$(366)		$(738)

* Pursuant to ZP Group LLC’s operating agreement, items related to the loss in connection with depreciation of the property and equipment contributed to ZP Group LLC by the Company, net of reimbursement received by ZP Group LLC from Asahi for a portion of the amount of the depreciation, are to be allocated exclusively to the Company and excluded from the joint venture entity’s calculation of income or loss to be allocated to its members.

Unaudited Interim Condensed Consolidated Financial

Note 5. Settlement of Joint Venture Affairs, page F-36

4.	Staff Comment: Please disclose the accounting treatment of the March 2014 settlement agreement and its impact on the March 31, 2014 financial statements.

Response: The Company advises the Staff that the March 2014 settlement agreement with Asahi represents a formal conclusion and settlement of outstanding accounts related to the joint venture relationship with Asahi as already recorded in the balance sheet as of December 31, 2013. The agreement did not warrant a separate accounting treatment as it resulted in no changes to the balances recorded as of December 31, 2013 and its impact on the March 31, 2014 financial statements was limited to the collection of the Company’s receivables from Asahi of approximately $3.4 million as final settlement. The provisions of the March 2014 settlement agreement did not require a separate accounting treatment that was not already reflected as of December 31, 2013. In response to the Staff’s comment, the Company will add the following disclosure at the end of Note 5, on page F-36 in Amendment No. 1:

“The agreement did not result in any changes to the balances recorded as of December 31, 2013 pursuant to the terms of the December 2013 joint venture termination agreement with Asahi and its impact on the March 31, 2014 financial statements was limited to the collection of the Company’s receivables from Asahi of approximately $3.4 million as final settlement.”

Mr. Jeffrey P. Riedler

July 14, 2014

*        *        *

Should the Staff have any additional comments or questions, please direct such to me at (617) 832-1160 or in my absence to Jeffrey Quillen at (617) 832-1205 or Joel Needleman at (617) 832-3097.

Thank you for your continued courtesy and cooperation.

Sincerely,

/s/ Robert W. Sweet, Jr.

Robert W. Sweet, Jr.

cc:	Mr. Vikram Lamba (Zosano Pharma Corporation)